

December 16, 2011

Via E-mail
John A. Attaway, Jr.
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

> **Re:** **Publix Super Markets, Inc.**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 0-00981**

Dear Mr. Attaway, Jr.:

We have reviewed your response dated November 21, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2010

1. We have reviewed the additional information provided to us in your response. We have also reviewed the disclosures in your June 25, 2011 and September 24, 2011 Forms 10-Q. We do not agree with your conclusion that presenting the ESOP related shares outside of permanent equity should be treated as a reclassification instead of a restatement. As previously requested in comment 1 in our letter dated August 16, 2011, please amend your December 25, 2010 Form 10-K and subsequent Forms 10-Q to restate your financial statements for this matter. Additionally, please consider the guidance in Item 4.02 of Form 8-K.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief